07027733

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED WASH. D.C. 160

Gothenburg, October 19, 2007

Special Counsel / Office of International Corporate Finance

SUPPL

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 14/2007, Continued growth in Castellum's income from property management.
Enclosure: Interim Report January-September 2007

Very truly yours,

CASTELLUM AB

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

Håkan Hellström

p.p. Maria Kileby

Postadress Postal address	Besöksadress Visiting address	Telefon Telephone	Telefax Facsimile	E-post/Internet E-mail/Internet	Org nr Corp.id.no.	Styrelsens säte Registered office
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 14/2007

Gothenburg October 17, 2007

Continued growth in Castellum's income from property management

- **Rental income for the period January – September 2007 amounted to SEKm 1,669 (SEKm 1 488 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 848 (836), equivalent to SEK 5.17 (5.10) per share.**
- **Income from property management improved by 5% to SEKm 698 (662), equivalent to SEK 4.26 (4 04) per share.**
- **Net leasing has continued its strong trend during the period and amounted to SEKm 93 (77).**
- **The level of investments has remained high during the period and was SEKm 2,093 (1,545).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 698 (662), equivalent to SEK 4.26 (4.04) per share. The improvement amounts to 5%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 375 (356) and SEKm 104 (119). Net income for the period was SEKm 848 (836), equivalent to SEK 5.17 (5.10) per share.

During the period investments totalling SEKm 2,093 (1,545) were made, of which SEKm 1,367 (877) were acquisitions and SEKm 726 (668) new construction, extensions and refurbishment. Further, 3 (9) properties were sold for a total of SEKm 35 (179) which gave SEKm 1 (39) in realized result.

"Both the rental market in general as well as Castellum's net leasing continues strong and I am pleased to welcome 200 new customers since the turn of the year" comments Castellum's CEO, Håkan Hellström.

An election committee has been appointed in accordance to the Annual General Meeting's decision. The election committee is formed by: Lars Öhrstedt representing AFA Försäkring, Åsa Nisell representing Swedbank Robur, Lars-Åke Bokenberger representing AMF Pension and the Chairman of the Board Jan Kvarnström.

Enclosure: Interim Report January – September 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 27 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX – Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



On Hisingen in Gothenburg a commercial property has been acquired. The lettable area amounts to approx. 16,000 sq.m. and comprises office, production and warehouse premises as well as a restaurant.

Interim Report January-September 2007

Interim Report January-September 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 27 billions, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås, Kungsbacka and Halmstad), the Öresund Region (Malmö, Lund and Helsingborg), Greater Stockholm, Mälardalen (Örebro, Västerås and Uppsala) and Eastern Götaland (Jönköping, Linköping, Värnamo and Växjö).

Castellum is listed on OMX Nordic Exchange in Stockholm.

- Rental income for the period January-September 2007 amounted to SEKm 1,669 (SEKm 1,488 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 848 (836), equivalent to SEK 5.17 (5.10) per share.
- Income from property management improved by 5% to SEKm 698 (662), equivalent to SEK 4.26 (4.04) per share.
- Net leasing has continued its positive trend and amounted to SEKm 93 (77) during the period.
- The level of investments has remained high during the period and was SEKm 2,093 (1,545).

DATA PER SHARE

SEK	2007 Jan-Sept	2006 Jan-Sept	2006	2005	2004	2003	2002	2001	2000
Income property management	4.26	4.04	5.38	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+5%**		**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	5.17	5.10	10.21	7.89	5.59	2.68	4.00	5.68	4.07
Change	**+1%**		**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			2.85	2.62	2.38	2.13	1.88	1.63	1.38
Change			**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property management per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%.

Repurchase or sale of own shares may be used for adjusting the company's capital structure. Transfer of own shares may also be used at acquisition of properties. Own shares may not be traded for the sole purpose of capital gain.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum shall work for a stable and positive price trend with high liquidity in the company's share. However, all actions will be made from a long term perspective.

Castellum will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.



Income, Costs and Results

*Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, **www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 698 (662), equivalent to SEK 4.26 (4.04) per share. The improvement is 5%. The improvement in income is chiefly an effect of investments made but has also been limited by increased interest rates.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm 375 (356) and SEKm 104 (119). Net income for the period was SEKm 848 (836), equivalent to SEK 5.17 (5.10) per share.

Rental income

Group rental income amounted to SEKm 1,669 (1,488). The improvement is chiefly an effect of a larger real estate portfolio but also higher rental levels and lower vacancies.

Castellum's lease portfolio is presently considered to be in line with the market rents. For office and retail properties, the average contracted rental level amounted to SEK 1,120 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 644 per sq.m. Rental levels have increased by approx. 2.7% compared with previous year, of which approx. 0.7%-units refer to increased property tax passed on to the tenants.

Castellum has a good risk diversification in the commercial lease portfolio consisting of approx. 4,100 (3,800) contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 87.7% (87.0%), which is somewhat higher than previous year. The total rental value for vacant premises amounts to approx. SEKm 339 on an annual basis.

The leasing remains at a high level. The gross leasing during the period was SEKm 226 (200) and the net leasing was SEKm 93 (77). The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING



Isolated quarter, SEKm
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000 2001 2002 2003 2004 2005 2006 2007

The strong demand for commercial premises remains. The growth in the Swedish industry has meant a continued good demand for all types of premises. A slight increase in rental levels can now been seen on many of Castellum's local markets.

Property costs

Property costs amounted to SEKm 558 (515) corresponding to SEK 256 per sq.m. (258). The net costs, which in principle have remained unchanged, has been affected by lower operating expenses and higher real estate tax due to increased tax assessment values of 37% on average. Energy consumption for heating during the period has been calculated to 79% (103%) of a normal year according to degree day statistics.

Central administrative expenses

Central administrative expenses were SEKm 53 (48). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 6 (6).

Net financial items

Net financial items were SEKm –360 (–263). The increase of SEKm 97 is partly due to a larger real estate portfolio and partly due to that the average interest rate level during the period has increased 0.5%-units to 4.2% (3.7%), giving higher costs in net financial items of approx. SEKm 38.

Changes in value

Regarding the real estate market in general the opinion is that the demand as well as the supply has decreased somewhat compared to the first six moths. The reason for this is among other things the uncertainty on the credit market with changed possibilities for funding and risk assessment, and that the third quarter normally has a lower liquidity.

In order to reflect the increase in prices seen on the real estate market during the first six months, an assessment of reduced market yields by on average 0.1%-unit have been made in the internal valuations. During the third quarter no changes in the required market yields have been seen. Together with minor changes in value on investments made the change in value amounted to SEKm 374, corresponding to approx. 1.4%.

During the period 3 properties (9) were sold for a total of SEKm 35 (179), which gave SEKm 1 (39) in realized results.

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, where the change in value is reported in the income statement. As an effect of increasing market interest rates the value has changed with SEKm 104 (119) during the period and the value was SEKm 50 at the end of the period.

Tax

The nominal tax rate for companies in Sweden is 28%. However, the current tax paid is lower due to the possibility to defer the taxation by depreciations for tax purposes and investments deductible for tax purposes and to use tax loss carry forwards. This increases the non cash flow effecting deferred tax cost with the same amount as the current tax paid is reduced.

TAX CALCULATION 30-09-2007

SEKm	Basis current tax	Basis deferred tax
Income from property management	698	
Deductions for tax purposes		
depreciations	– 343	343
investments	– 158	158
Other tax allowances	– 14	13
Taxable income from property management	183	514
Taxable gain on properties sold	4	– 4
Non taxable changes in value on properties	–	374
Non taxable changes in value on derivatives	–	50
Taxable changes in value on derivatives	54	–
Taxable income for the period	241	934
Tax loss carry forwards, opening balance	– 337	337
Tax loss carry forwards, closing balance	135	– 135
Taxable income	**39**	**1 136**
Of which 28% current/deferred tax	11	318

Real estate portfolio

The real estate portfolio, which consists entirely of commercial properties in Sweden, is found in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties concentrated to well-situated working-areas with good means of communication and services.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2007	24 238	515
+ Acquisitions	1 367	30
+ New construction, extensions and refurbishment	726	–
– Sales	– 34	– 3
+ Unrealized changes in value	374	–
Real estate portfolio on 30 September, 2007	26 671	542

During the period investments totalling SEKm 2,093 (1,545) were made, of which SEKm 1,367 (877) were acquisitions and SEKm 726 (668) new construction, extensions and refurbishment. Of the total investments, SEKm 751 related to Greater Gothenburg, SEKm 623 to Eastern Götaland, SEKm 306 to Mälardalen, SEKm 223 to Greater Stockholm and SEKm 190 to the Öresund Region.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

CASTELLUM'S REAL ESTATE PORTFOLIO

	30-09-2007				January-September 2007						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	75	391	5 008	*12 799*	339	*1 154*	92.3%	312	78	*267*	234
Öresund Region	47	304	4 703	*15 446*	293	*1 284*	91.0%	267	68	*297*	199
Greater Stockholm	45	304	3 474	*11 426*	286	*1 257*	79.6%	228	73	*320*	155
Mälardalen	51	249	2 240	*9 003*	176	*941*	88.7%	156	46	*243*	110
Eastern Götaland	45	275	2 284	*8 306*	186	*902*	90.9%	169	56	*272*	113
Total office/retail	**263**	**1 523**	**17 709**	***11 623***	**1 280**	***1 120***	**88.5%**	**1 132**	**321**	***281***	**811**
Warehouse/industrial											
Greater Gothenburg	93	589	3 883	*6 594*	290	*658*	88.6%	257	53	*120*	204
Öresund Region	39	280	1 662	*5 936*	132	*629*	80.5%	106	28	*131*	78
Greater Stockholm	35	189	1 218	*6 442*	114	*806*	84.7%	97	28	*198*	69
Mälardalen	42	166	842	*5 072*	77	*615*	88.6%	68	19	*153*	49
Eastern Götaland	29	159	602	*3 787*	54	*456*	88.2%	48	13	*112*	35
Total warehouse/industrial	**240**	**1 383**	**8 207**	***5 935***	**667**	***644***	**86.3%**	**576**	**141**	***136***	**435**
Total	**503**	**2 906**	**25 916**	***8 917***	**1 947**	***893***	**87.7%**	**1 708**	**462**	***212***	**1 246**
Leasing and property administration									95	*44*	-95
Total after leasing and property administration									**557**	***256***	**1 151**
Development projects	11	57	362	–	23	–	–	8	5	–	3
Undeveloped land	28	–	393	–	–	–	–	–	–	–	–
Total	**542**	**2 963**	**26 671**	–	**1 970**	–	–	**1 716**	**562**	–	**1 154**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 1 154 accounted for above and the net operating income of SEKm 1 111 in the income statement is explained by the adjustment of the net operating income of SEKm 43 on properties acquired/ completed during the period, which are recalculated as if they had been owned or completed during the whole period.

FAIR VALUE BY PROPERTY TYPE



Office/Retail 66%
Warehouse/ Industrial 31%
Projects and Undeveloped land 3%

FAIR VALUE BY REGION



Greater Gothenburg 34%
Greater Stockholm 19%
Mälardalen 12%
Öresund Region 24%
Eastern Götaland 11%

PROPERTY RELATED KEY RATIOS

	2007 Jan-Sept	2006 Jan-Sept	2006 Jan-Dec
Rental value, SEK/sq.m.	893	865	864
Economic occupancy rate	87.7%	87.0%	87.1%
Property costs, SEK/sq.m.	256	258	259
Net operating income, SEK/sq.m.	529	495	494
Fair value, SEK/sq.m.	8 917	8 190	8 466
Number of properties	542	507	515
Lettable area, thousand sq.m.	2 963	2 744	2 787

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2007 Jan-Sept	2006 Jan-Sept	2007 Jan-Sept	2006 Jan-Sept
Greater Gothenburg	553	481	521	479
Öresund Region	371	361	322	352
Greater Stockholm	318	283	289	218
Mälardalen	220	195	170	152
Eastern Götaland	207	168	184	128
Total	**1 669**	**1 488**	**1 486**	**1 329**

Financing

FINANCING 30-09-2007


Shareholders' equity
SEKm 10 565 (39%)
Deferred tax liability
SEKm 3 180 (12%)
Interestbearing liabilities
SEKm 12 478 (46%)
Non interest bearing liabilities
SEKm 666 (3%)

Shareholders' equity and Net Asset Value

Shareholders' equity was SEKm 10,565 (10,184), representing an equity/assets ratio of 39% (42%). In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations, be calculated to SEKm 13,745 corresponding to SEK 84 per share pre tax and to SEKm 12,609 corresponding to SEK 77 per share after deduction of a calculated 10% effective tax.

Interest-bearing liabilities

As of 30 September, 2007 Castellum had long term binding credit agreements totalling SEKm 12,800 (11,050), long term bonds totalling SEKm 650 (350), short term binding credit agreements totalling SEKm 776 (1,776) and a commercial paper program of SEKm 4,000 (3,000). Outstanding commercial papers of SEKm 3,243 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 23 (8), net interest-bearing liabilities were SEKm 12,455 (10,829). The average duration of Castellum's long term credit agreements as of 30 September, 2007 was 4.8 years (5.8).

The average effective interest rate as of 30 September, 2007 was 4.4% (4.0%), while the market interest rate for an equal portfolio amounts to 4.8%. The average fixed interest term on the same date was 2.2 years (2.3) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 45% (48%). According to the financial policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-09-2007

	Interest rate maturity structure		Loan maturity structure	
SEKm	Interest rate maturity	Average interest rate	Credit agreements	Utilized,
0-1 year	6 055	4.6%	4 019	3 347
1-2 years	1 850	3.8%	1 150	450
2-3 years	1 250	4.2%	800	700
3-4 years	550	4.1%	4 000	2 250
4-5 years	800	4.7%	–	-
5-10 years	1 950	4.4%	7 500	5 708
Total	**12 455**	**4.4%**	**17 469**	**12 455**


ENTRÉ
ENTRÉ

The Parent Company

The parent company Castellum AB is responsible for matters concerning the stock market such as consolidated reports and stock market information and the credit market such as funding and financial risk management.

The parent company takes part in property related operations through involvement in the Board of the subsidiaries.

INCOME STATEMENT AND BALANCE SHEET

INCOME STATEMENT SEKm	2007 July-Sept	2006 July-Sept	2007 Jan-Sept	2006 Jan-Sept
Income	2	2	7	7
Operating expenses	– 12	– 11	– 40	– 35
Net financial items	4	4	10	10
Changes in value, derivatives	– 16	– 49	104	119
Income before tax	**– 22**	**– 54**	**81**	**101**
Tax	6	15	– 23	– 28
Net income for the period	**– 16**	**– 39**	**58**	**73**

BALANCE SHEET SEKm	30/9 2007	30/9 2006	31/12 2006
Participations in Group comp.	4 087	3 727	4 087
Receivables, Group comp.	12 405	10 834	11 258
Other assets	4	22	7
Derivatives	50	-	–
Cash and bank	0	0	0
Total	**16 546**	**14 583**	**15 352**
Shareholders' equity	3 864	3 669	4 273
Interest bearing liabilities	12 164	10 266	10 531
Derivatives	–	113	55
Interest bearing liabilities Group companies	339	388	398
Other liabilities	179	147	95
Total	**16 546**	**14 583**	**15 352**

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is generally an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase, leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation. An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The values of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Castellum's greatest financial risk is to lack access to funding. A low borrowing ratio limits this risk and also means less exposure to interest rate changes. Existing credit agreements are reviewed and renegotiated on an ongoing basis and new agreements are signed when needed in order to secure Castellum's need for long term funding.

Election Committee

According to the 2007 Annual General Meeting's decision an election committee shall be appointed to make proposals to the Annual General Meeting 2008 regarding the number of Board members, election of members of the Board of Directors, including chairman and fees for the Board of Directors.

The election committee will be established according to the Annual General Meeting's decision by the Chairman of the Board of Directors contacting the three largest shareholders at the end of the third quarter in order for them to each appoint one member to the election committee. The appointed members, together with the Chairman of the Board of Directors as convener, form the election committee. The election committee will itself appoint its chairman among its members.

The election committee is formed by: Lars Öhrstedt representing AFA Försäkring, Åsa Nisell representing Swedbank Robur, Lars-Åke Bokenberger representing AMF Pension and the Chairman of the Board Jan Kvarnström.

Gothenburg 17 October, 2007

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2007 July-Sept	2006 July-Sept	2007 Jan-Sept	2006 Jan-Sept	Rolling 12 months Oct 06-Sept 07	2006 Jan-Dec
Rental income	575	504	1 669	1 488	2 195	2 014
Operating expenses	– 78	– 76	– 297	– 292	– 398	– 393
Maintenance	– 21	– 27	– 69	– 73	– 96	– 100
Ground rent	– 5	– 4	– 15	– 13	– 20	– 18
Real estate tax	– 39	– 19	– 82	– 58	– 98	– 74
Leasing and property administration	– 31	– 24	– 95	– 79	– 131	– 115
Net operating income	**401**	**354**	**1 111**	**973**	**1 452**	**1 314**
Central administrative expenses	– 16	– 16	– 53	– 48	– 72	– 67
Net financial items	–129	– 93	– 360	– 263	– 461	– 364
Income from property management	**256**	**245**	**698**	**662**	**919**	**883**
Changes in value						
Properties, realized	– 1	10	1	39	45	83
Properties, unrealized	2	21	374	317	1 119	1 062
Derivatives, unrealized	– 16	– 49	104	119	163	178
Income before tax	**241**	**227**	**1 177**	**1 137**	**2 246**	**2 206**
Current tax	– 6	– 5	– 11	– 5	– 16	– 10
Deferred tax	– 61	– 54	– 318	– 296	– 544	– 522
Net income for the period/year	**174**	**168**	**848**	**836**	**1 686**	**1 674**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2007 July-Sept	2006 July-Sept	2007 Jan-Sept	2006 Jan-Sept	Rolling 12 months Oct 06-Sept 07	2006 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	1.06	1.02	5.17	5.10	10.28	10.21
Income from property management, SEK	1.56	1.49	4.26	4.04	5.60	5.38
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	163	140	163	140	163	148
Shareholders' equity, SEK	64	57	64	57	64	62

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2007 July-Sept	2006 July-Sept	2007 Jan-Sept	2006 Jan-Sept	Rolling 12 months Oct 06-Sept 07	2006 Jan-Dec
Net operating income margin	70%	70%	67%	65%	66%	65%
Interest coverage ratio	298%	363%	294%	352%	299%	343%
Return on equity	6.9%	7.5%	9.8%	10.9%	16.9%	17.5%
Return on total capital	5.8%	6.1%	7.0%	7.1%	10.2%	10.4%
Investments, SEKm	601	711	2 093	1 545	2 831	2 283
Sales, SEKm	29	53	35	179	316	460
Equity/assets ratio	39%	40%	39%	40%	39%	42%
Borrowing ratio	47%	46%	47%	46%	47%	45%

BALANCE SHEET

SEKm	30 Sept 2007	30 Sept 2006	31 Dec 2006
Assets			
Investment properties	26 671	22 992	24 238
Other fixed assets	13	12	13
Current receivables	132	153	187
Derivatives	50	–	–
Cash and bank	23	3	8
Total assets	**26 889**	**23 160**	**24 446**
Shareholders' equity and liabilities			
Shareholders' equity	10 565	9 346	10 184
Deferred tax liability	3 180	2 448	2 723
Long term interest-bearing liabilities	12 478	10 572	10 837
Derivatives	–	113	55
Non interest-bearing liabilities	666	681	647
Total shareholders' equity and liabilities	**26 889**	**23 160**	**24 446**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income January-September 2006	–	–	–	836	836
Shareholders' equity 30-09-2006	*164 000*	**86**	**20**	**9 240**	**9 346**
Net income October-December 2006	–	–	–	838	838
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-September 2007	–	–	–	848	848
Shareholders' equity 30-09-2007	*164 000*	**86**	**20**	**10 459**	**10 565**

CASH FLOW STATEMENT

SEKm	Jan-Sept 2007	Jan-Sept 2006	Jan-Dec 2006
Net operating income	1 111	973	1 314
Central administrative expenses	– 53	– 48	– 67
Reversed depreciations	4	4	5
Net financial items paid	– 299	– 209	– 365
Tax paid on income from property management	– 10	–	–
Cash flow from operating activities before change in working capital	**753**	**720**	**887**
Change in current receivables	43	– 50	– 88
Change in current liabilities	– 52	– 40	29
Cash flow from operating activities	**744**	**630**	**828**
Investments in existing properties	– 726	– 668	– 991
Property acquisitions	– 1 228	– 848	– 1 213
Change in liabilities at acquisitions of property	9	– 21	– 74
Property sales	35	176	457
Change in receivables at sales of property	12	– 14	– 10
Other net investments	– 5	– 3	– 5
Cash flow from investment activities	**– 1 903**	**– 1 378**	**– 1 836**
Change in long term liabilities	1 641	1 176	1 441
Dividend paid	– 467	– 430	– 430
Cash flow from investment activities	**1 174**	**746**	**1 011**
Cash flow for the period/year	**15**	**– 2**	**3**
Cash and bank, opening balance	8	5	5
Cash and bank closing balance	**23**	**3**	**8**

The Castellum Share

Castellum is listed on OMX Nordic Exchange in Stockholm and had at the end of the period about 7,400 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 30-09-2007	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 621	4.7%
AMF Pensionsförsäkrings AB	4 700	2.9%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Andra AP-fonden	2 777	1.7%
Swedbank Robur Realinvest	2 154	1.3%
AFA TFA Försäkrings AB	1 978	1.2%
Societe Generale Dep Des Services	1 801	1.1%
Fjärde AP-fonden	1 320	0.8%
Bengt Norman	1 200	0.7%
Other shareholders registered in Sweden	40 643	24.8%
Shareholders registered abroad	86 012	52.4%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-09-2007



Sweden 48%
Of which
Funds, insurance comp etc 22%
Private persons, private comp 21%
AP-funds 4%
Trusts, associations etc 1%
USA 20%
Great Britain 10%
Luxembourg 5%
The Netherlands 4%
Other 13%

The Castellum share price as at September 30, 2007 was SEK 80.25 equivalent to a market value of SEK 13.2 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 159 million shares were traded, equivalent to an average of 845,000 shares per day, corresponding on an annual basis to a turnover rate of 129%.

During the last 12-month period the total yield of the Castellum share has been 0.7% including dividend of SEK 2.85 per share. Since the IPO on May 23, 1997 the total yield of the Castellum has been on average 21.8% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	Oct 2006 - Sept 2007	On average per year May 1997-Sept 2007
The Castellum Share	0.7%	21.8%
OMX Stockholm (SIX Return)	21.5%	11.1%
Real Estate Index Sweden (EPRA)	4.6%	18.3%
Real Estate Index Europe (EPRA)	- 6.2%	13.7%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL OCTOBER 12, 2007



Turnover, million shares per month
Share price, SEK
65
60
55
50
45
40
35
30
25
20
15
10
5
0
130
125
120
115
110
105
100
95
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

CALENDAR

Year-end Report 2007	23 January, 2008	
Annual General Meeting	27 March, 2008	
Interim Report January-March 2008	16 April 2008	
Half-year Report January-June 2008	16 July, 2008	
Interim Report January-September 2008	16 October, 2008	
Year-end Report 2008	21 January, 2008	
Annual General Meeting	26 March, 2009	

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Interim Report show the property Backa 20:5 in Gothenburg.

SUBSIDIARIES

Aspholmen Fastigheter AB
Radiatorvägen 17, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Registered office: Gothenburg • Corporate identity no. 556475-5550

END